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FOIA Confidential Treatment Request
Pursuant to Rule 83 by ADC Therapeutics SA

April 28, 2020

Re:	ADC Therapeutics SA
Registration Statement on Form F-1
Filed April 24, 2020
CIK No. 0001771910
File No. 333-237841

Mr. Franklin Wyman
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Dear Mr. Wyman:

On behalf of ADC Therapeutics SA, a corporation organized under the laws of Switzerland (the “Company”), we are providing the information that follows to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to Comment #1 contained in the Staff’s letter dated March 25, 2020 (the “Comment Letter”) relating to the Company’s Draft Registration Statement on Form F-1, confidentially submitted on March 2, 2020 (the “Registration Statement”), in connection with the initial public offering of the Company’s common shares (the “Offering”).

The response and information below are based on information provided to us by the Company. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement. On September 19, 2019, the Company effected a one-to-15,625 share split of all issued shares, and on April 24, 2020, the Company effected a five-to-four reverse share split. For the Staff’s convenience, all shares and per share amounts have been adjusted to reflect these share splits.

1.
Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common shares leading up to the planned offering and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.

The Company has three share-based compensation plans, all of which are based on common shares:

•	a share option plan (the 2014 Incentive Plan);

•	a share purchase plan (the 2016 Share Purchase Plan), which is common in Switzerland and which involves an advance ruling from the Swiss tax authorities; and

•	a share-based compensation plan (the 2019 Equity Incentive Plan), adopted in November 2019, under which the Company has issued only share options to date.

The 2014 Incentive Plan was primarily intended for international employees, the 2016 Share Purchase Plan was primarily intended for Swiss resident employees, and the 2019 Equity Incentive Plan is intended for all employees, directors, consultants and advisors. At or prior to the closing of the Offering, we intend to cease issuing new grants under our 2014 Incentive Plan and 2016 Share Purchase Plan and issue any new grants under our 2019 Equity Incentive Plan. In accordance with the International Financial Reporting Standards (“IFRS”), all three share-based compensation plans are accounted for as share option plans in the Company’s consolidated financial statements. Historically, the Company has made incentive plan awards throughout the course of its fiscal year, such as upon the hiring of new employees and/or upon annual performance reviews.

Mr. Franklin Wyman Division of Corporation Finance U.S. Securities and Exchange Commission	2	April 28, 2020

FOIA Confidential Treatment Request
Pursuant to Rule 83 by ADC Therapeutics SA

As set forth below, the Company believes that its use of the Back Solve method in the context of the Option Pricing Model for awards granted through June 30, 2019 and of the Hybrid Method, combining the Back Solve method in the context of the Option Pricing Model with the Probability Weighted Expected Return Model (“PWERM”), for awards granted after June 30, 2019 provided the most reliable and appropriate results for its share-based compensation valuations, given the uncertainties associated with the probability of success of the clinical development of the Company’s two lead product candidates, Lonca and Cami, and the fact that an initial public offering was not the most likely liquidity outcome until July 2019. The Company believes that these factors, in addition to the elimination of the significant liquidation preferences enjoyed by the preferred shares as part of the Conversion to be effected in connection with this Offering, the fact that key value inflection points that significantly increased the Company’s value did not occur until May, July and August 2019, as well as the Company’s withdrawal of its Registration Statement in October 2019 and certain other factors customary to an initial public offering, explain the difference between the historical valuation of the Company’s common shares for the purpose of its share-based compensation and the midpoint of the estimated price range of the Offering.

Historical Fair Value Determination Methodology

Approach

The Company’s discussion of share-based compensation is primarily contained in the Registration Statement section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Share-Based Compensation Expense.”
As there has been no public market for the Company’s common shares since its inception, the Company’s Board of Directors has engaged independent third-party valuation specialists to assist them in determining the estimated fair value of the Company’s share-based awards and of the underlying common shares using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants’ (the “AICPA”) Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation. There were various objective and subjective factors that the Company believed were relevant in determining the valuation methodology to be applied and in estimating the fair value of its common shares at each grant date, including:

•	the prices at which the Company sold preferred shares during the relevant period;

•
the rights and preferences of the preferred shares relative to those of the common shares, including the right to liquidation payments in preference to holders of common shares in the event of a liquidation, which will be distributed to shareholders in the following order, which, for the avoidance of doubt, would not be applicable in an initial public offering of the Company’s common shares:

i.	to Class E shareholders in an amount equal to the total price paid for the Class E preferred shares, plus an 8% per annum return;

ii.	to Class D shareholders in an amount equal to the total price paid for the Class D preferred shares, plus an 8% per annum return;

iii.	to Class C shareholders in an amount equal to the total price paid for the Class C preferred shares;

iv.
pari passu, to Class B shareholders in an amount equal to the total price paid for the Class B preferred shares, plus an 8% per annum return, and to Class C shareholders in an amount equal to an 8% per annum return on the total price paid for the Class C preferred shares; and

v.	to all shareholders in proportion to the nominal value of their shares;

Mr. Franklin Wyman Division of Corporation Finance U.S. Securities and Exchange Commission	3	April 28, 2020

FOIA Confidential Treatment Request
Pursuant to Rule 83 by ADC Therapeutics SA
•	the lack of an active public market for the common shares and the preferred shares;

•	the Company’s stage of development and its business strategy, external market conditions affecting the biotechnology industry and trends within the biotechnology industry;

•
the Company’s research and development pipeline, and in particular factors affecting the likelihood of success of its two lead product candidates, Lonca and Cami, including safety and efficacy data and feedback from the U.S. Food and Drug Administration (“FDA”), which may impact the probability of success and the inherent value of the Company’s lead product candidates and of the Company as a whole;

•	the Company’s financial position, including cash and cash equivalents, and its historical and forecasted performance and operating results;

•	the likelihood of achieving an IPO or private sale of the Company and management’s estimate of the price per share that might be achieved; and

•	analysis of initial public offerings and the market performance of comparable companies in the biotechnology industry.

Valuing the options

As noted above and in accordance with IFRS, all of the Company’s share-based compensation plans are accounted for as share option plans in the Company’s consolidated financial statements. The fair value of the options granted pursuant to the plans are calculated on the same basis using the traditional Black-Scholes option pricing model.

In consultation with the independent third-party valuation specialists referred to above, the Company applies a Black-Scholes option pricing model-based valuation methodology using assumptions and inputs that the Company believes are reasonable to arrive at an estimated fair value of the options for the purpose of determining share-based compensation expense. These inputs are set forth in the Registration Statement section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Share-Based Compensation Expense.” One of these inputs is the fair value of the Company’s common shares at each grant date.

Methods used to value the Company’s common shares

To estimate the fair value of the Company’s common shares at each grant date, the Company used the Back Solve method in the context of an Option Pricing Method for awards granted through June 30, 2019, and used the Hybrid Method, combining the Back Solve method in the context of the Option Pricing Model with the PWERM allocation method, for awards granted after June 30, 2019.

The Back Solve method in the context of an Option Pricing Method values the total equity of the Company and works backwards through the various preferred shares, taking into account the seniority, preference and conditions of each class of preferred shares, including liquidation payments (defined to include normal course sale proceeds), in preference to holders of common shares in certain situations and the right to receive dividends prior to any dividends declared or paid on any of the Company’s common shares, to determine the fair value of the Company’s common shares at each grant date.

The PWERM allocation method incorporates the results from multiple scenarios into a single conclusion of value. The model requires assumptions as to the probability of achieving a liquidity event under various scenarios, such as an initial public offering, disposal by way of strategic sale or merger or winding up the company by orderly dissolution or court liquidation, as well as a valuation for each scenario. The model results in a value that is based on a weighted probability for each outcome.

Mr. Franklin Wyman Division of Corporation Finance U.S. Securities and Exchange Commission	4	April 28, 2020

FOIA Confidential Treatment Request
Pursuant to Rule 83 by ADC Therapeutics SA

The Company believes that the Back Solve method in the context of an Option Pricing Method was the most appropriate method for share-based compensation valuations for awards granted through June 30, 2019. Having been approached by a number of pharmaceutical and biotechnology companies that expressed an interest in acquiring rights to the Company’s pipeline, the Board of Directors took the view that a strategic transaction would be the most likely liquidity event. Therefore, the Company believed that the Back Solve method was the most appropriate method for share-based compensation valuations through June 30, 2019.

Also, the PWERM allocation method requires certain data and inputs. Until June 30, 2019, owing to uncertainties associated with the probability of success of the clinical development of Lonca and Cami, as highlighted below, such data and inputs were not reasonably quantifiable. Therefore, the Company believes that the Back Solve method in the context of an Option Pricing Method was also the most practical method for share-based compensation valuations through June 30, 2019.

Subsequently, following the analysis of the interim data from the pivotal Phase 2 clinical trial of Lonca for the treatment of relapsed or refractory DLBCL in July and August 2019 and based on investor feedback received in August 2019, the Board of Directors decided to pursue an initial public offering. At that stage, an initial public offering became a likely liquidity event. The Company therefore decided to adopt the Hybrid Method, combining the Back Solve method in the context of the Option Pricing Model with the PWERM allocation method, for awards granted after June 30, 2019.

Application of Back Solve method

The Back Solve method derives an implied common equity value based on the most recent or relevant financing round that the Company has completed. Through December 31, 2019, the Company had raised $558.6 million in gross cash proceeds from equity financings through issuance of various classes of preferred shares (Class B, C, D and E). Each class of preferred shares includes economic rights and preferences over previously issued classes of preferred shares, and all classes of preferred shares include economic rights and preferences, including priority entitlement to any liquidation preferences and certain dividend rights, over common shares.

For share-based compensation awards issued in 2019, the most recent financing rounds were completed in November 2017 and July 2019 and involved the issuance and sale of Class E preferred shares. Both financing rounds included new institutional private equity investors, and the Company believes that these financing rounds were arm’s-length market transactions. The Company used the share price in these financing rounds, initially alone and later in combination with the PWERM allocation method, to determine the implied total equity value of the Company, and in turn to derive the fair value of the respective preferred and common shares at any given point in time.

On November 16, 2017, the Company completed a $200.1 million round of equity financing. It issued and sold 7,712,500 Class E preferred shares at $25.94 per share. For awards granted under the Company’s share-based compensation plans from November 16, 2017 to April 1, 2019 (being the date of the last grant in the six months ended June 30, 2019), the Company calculated its implied equity value using $25.94 per Class E preferred share.

In July 2019, the Company completed a $103.3 million round of equity financing. It issued and sold 3,687,500 Class E preferred shares at $28.00 per share. For any awards granted after June 7, 2019 (being the date of the first closing in the round of equity financing), the Company calculated its implied equity value using $28.00 per Class E preferred share.

Mr. Franklin Wyman Division of Corporation Finance U.S. Securities and Exchange Commission	5	April 28, 2020

FOIA Confidential Treatment Request
Pursuant to Rule 83 by ADC Therapeutics SA

The Back Solve model in the context of an Option Pricing Method uses similar inputs and assumptions as the Black-Scholes model to determine the implied equity value of the Company. These input assumptions include:

1.
Exercise price: For determining the value of options, one of the inputs to the Black-Scholes option pricing model is the exercise price of the option. For determining the equity value of the Company, the corresponding inputs are the “breakpoints” at which individual share classes start to participate in the residual value of the Company’s equity. These breakpoints are calculated on the basis of the different liquidation preferences.

2.
Liquidation preference: A “distribution waterfall” that allocates the implied equity value to each class of shares based on their economic rights and preferences, including liquidation preferences. Each class of preferred shares includes economic rights and preferences over previously issued classes of preferred shares, and all classes of preferred shares include economic rights and preferences, including priority entitlement to any liquidation preferences and certain dividend rights, over common shares.

For example, as of December 15, 2019 (being the date of the last grant in the year ended December 31, 2019), the total priority payments that holders of preferred shares would be entitled to prior to any distribution to holders of common shares was approximately $741.9 million. The table below sets forth the total priority payments:

Preferred Share	Capital Repayment	Cumulative Dividend	Total Priority Payment
E	$303,338,164	$68,822,746	$372,160,910
D	$104,986,134	$36,840,066	$141,826,200
C	$90,139,610	$40,422,885	$130,562,495
B	$59,999,976	$37,336,743	$97,336,719
TOTAL	$558,463,884	$183,422,440	$741,886,324

3.
Expected term: The expected term used to derive the implied equity value was the period from the grant date to the date of a target liquidity event. For awards granted through September 1, 2019, the target date was September 30, 2019, which was the date on which the Company anticipated completing its proposed initial public offering. However, on October 3, 2019, the Company withdrew its Registration Statement. For awards granted after that date, the target date was March 31, 2021, which was the date on which the Company then anticipated completing its initial public offering based on management’s assessment of market conditions, management’s assessment of the Company’s business and development milestones relating to its product candidates and the Company’s recent withdrawal of its Registration Statement.

4.
Risk-free interest rate: The risk-free interest rate used was based on the yield curves of U.S. government securities and derived by interpolating the implied yield of such securities of corresponding maturities to the expected term. The risk-free interest rate used decreased from 2.60% to 1.55% over the period covered by the valuation.

5.
Expected volatility: The expected volatility used was based on the median of the historical volatility of publicly traded comparable companies. Specifically, the companies considered for this purpose were pre-revenue companies in the pharmaceutical and biotechnology industries with similar assets under development as the Company. Another key component of estimating volatility was matching the volatility calculation period to the expected term. The expected volatility ranged between 60% and 85% for the period covered by the valuation.

6.
The discount for lack of marketability (“DLOM”): The DLOM was individually computed for each class of shares as of each grant date using the industry-accepted Asian protective put option model. This model considers the impact of leverage that arises in instances where preferred shares rank in seniority to common shares, including liquidation preferences. This results in individual DLOMs being calculated for each of the different classes of shares and results in a determination of the incremental DLOM for the common shares. The derived incremental DLOM of each class of shares was capped at 15% in consultation with independent third-party valuation specialists referred to above based on a review of industry sources, including responses to the Commission’s comment letters. The incremental DLOM was applied in the valuation of the common shares.

Mr. Franklin Wyman Division of Corporation Finance U.S. Securities and Exchange Commission	6	April 28, 2020

FOIA Confidential Treatment Request
Pursuant to Rule 83 by ADC Therapeutics SA

Application of PWERM allocation method

The PWERM allocation method enabled the Company to take into account the likelihood of an initial public offering and its estimate of the likely offering price. In valuing the share-based compensation awards made in July and September 2019, the Company assumed a 75% and 90% probability, respectively, of an initial public offering being completed on September 30, 2019 at an offering price with a net present value of approximately $[***]. For the awards made in December 2019, the Company assumed a 50% probability of an initial public offering being completed on March 31, 2021 also at an offering price with a net present value of $[***].

Application of Hybrid method

Using the Hybrid Model, which combines the inputs required for the Back Solve method in the context of an Option Pricing Method and those required for the PWERM allocation method, the Company arrived at fair values for the common shares that could be used as inputs to the Black-Scholes option pricing model used to value the awards.

For the year ended December 31, 2019, the financial statements for which have been filed as part of the Registration Statement, the fair values for all classes of shares are set out in the following table:

Grant Date*	Compensation Plan	Number of Common Share Awards	IPO Probability	Implied Total Equity Value (in $ millions)	Fair value of shares (including DLOM) (in $)
					Class E Preferred Shares	Class D Preferred Shares	Class C Preferred Shares	Class B Preferred Shares	Common Shares
January 1, 2019	2014	142,050	N/A	[***]	25.94	6.70	3.48	1.36	[***]
February 6, 2019	2016	75,000	N/A	[***]	25.94	6.70	3.48	1.36	[***]
April 1, 2019	2014	13,013	N/A	[***]	25.94	6.70	3.48	1.36	[***]
July 1, 2019	2014	55,000	75%	[***]	28.00	23.08	22.98	22.98	[***]
September 1, 2019	2014	16,604	90%	[***]	28.00	27.56	27.56	27.56	[***]
December 15, 2019	2016	509,460	50%	[***]	28.00	19.05	18.05	16.93	[***]
December 15, 2019	2019	1,020,434	50%	[***]	28.00	19.05	18.05	16.93	[***]

Subsequent to December 31, 2019, the Company has granted options with 1,517,337 common shares issuable upon the exercise of such grants under its 2019 Equity Incentive Plan. The Company has not yet estimated the cost of these awards, which will be prepared in connection with its interim financial statements.

Factors Resulting in Material Uncertainties During 2018 and through April 2019

The Company believes that its value is heavily dependent on the progress and results of its two lead product candidates, Lonca and Cami. During 2018 and through June 2019, the Company faced a number of business and regulatory uncertainties that directly and indirectly affected its value, including:

•
Immediately after the definitive agreements were signed for the November 2017 Series E financing, the FDA issued a partial clinical hold on the Company’s Phase 1 clinical trial of Cami for the treatment of relapsed or refractory Hodgkin lymphoma (“HL”) and non-Hodgkin lymphoma because two HL patients were diagnosed with Guillain–Barré syndrome (“GBS”) and one HL patient was diagnosed with polyradiculopathy. The incidences of GBS and the partial clinical hold put into question the potential value of Cami and the Company’s overall value. In January 2018, the FDA lifted the partial clinical hold without condition, and the Company resumed enrollment of the Phase 1 clinical trial.

Mr. Franklin Wyman Division of Corporation Finance U.S. Securities and Exchange Commission	7	April 28, 2020

FOIA Confidential Treatment Request
Pursuant to Rule 83 by ADC Therapeutics SA

•
In August 2018, the first patient was treated in the Company’s pivotal Phase 2 clinical trial of Lonca for the treatment of relapsed or refractory diffuse large B-cell lymphoma (“DLBCL”). However, the potential value of Lonca and the Company’s overall value were highly uncertain, as many cancer drugs fail to demonstrate the same or similar overall response rates in Phase 2 clinical trials as they do in Phase 1 clinical trials.

•
In September 2018, the Company informed the FDA that two additional HL patients were diagnosed with GBS. The Company voluntarily suspended enrollment in the clinical trial. The incidences of GBS again put into question the potential value of Cami and the Company’s overall value.

Key Value Inflection Points after April 2019

•
In May 2019, the Company had its end-of-Phase 1 meeting with the FDA. Based on the feedback from the FDA at this meeting, the Company believed that a Phase 2 clinical trial, if successful, would form the basis of a biologics license application (“BLA”) submission for accelerated approval of Cami for the treatment of relapsed or refractory HL. This was a significant value event for Cami because the Company could see a path toward regulatory approval and a positive risk-reward profile of Cami in the context of the incidences of GBS.

•
In July 2019, the Company reported interim safety and efficacy data from a pre-planned futility test on the first 52 patients in the pivotal Phase 2 clinical trial of Lonca for the treatment of relapsed or refractory DLBCL. The data showed overall response rates and a safety profile that were substantially consistent with those observed in the Phase 1 clinical trial.

•
In August 2019, the Company reported interim efficacy data from the first 96 patients in the pivotal Phase 2 clinical trial of Lonca for the treatment of relapsed or refractory DLBCL. The data showed overall response rates that were substantially consistent with those observed in the Phase 1 clinical trial.

Estimated Offering Price

The underwriters in the Offering have indicated to the Company that the anticipated pre-Offering overall equity valuation for the Company will be approximately $[***] to $[***]. The underwriters first communicated the anticipated pre-Offering overall equity valuation to the Company on April 26, 2020. Assuming Class B, C, D and E preferred shares convert to common shares on a one-for-one basis, this would result in an initial offering price to the public of the common shares in the Offering of approximately $[***] and $[***] per share. This price range assumes a successful Offering, with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction.

The actual price range to be included on the cover of the Company’s preliminary prospectus (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been finally determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change and that the actual price range will be within the range stated above.

The Company notes that, as is typical in initial public offerings, the estimated price range for the Offering was not derived using a formal determination of fair value, but was determined by negotiation between the Company and its underwriters for the Offering. Among the factors that were considered in setting this range were the Company’s prospects and the history of and prospects for its industry, the general condition of the securities markets, the recent market prices of, and the demand for, publicly traded shares of generally comparable companies and preliminary discussions with the underwriters for the Offering regarding potential valuations of the Company.

Mr. Franklin Wyman Division of Corporation Finance U.S. Securities and Exchange Commission	8	April 28, 2020

FOIA Confidential Treatment Request
Pursuant to Rule 83 by ADC Therapeutics SA

Comparison of the Fair Value per Common Share Used for Share-Based Compensation Expense and the Estimated Offering Price

The Company believes that it has appropriately determined the fair value per common share used for share-based compensation expense. In addition to the factors outlined in “Key Value Inflection Points after April 2019,” the Company believes that the value of the common shares determined by the Back Solve Method in early 2019 and by the Hybrid Method in December 2019 is lower than the midpoint of the offering price range as a result of several factors:

•	The most likely liquidity event was a strategic transaction during the first half of 2019.

•	As highlighted under “Subsequent Key Value Inflection Points after April 2019,” the key events that substantially increased the Company’s value did not occur until May, July and August 2019.

•
The preferred shares enjoy substantial economic rights and preferences over the common shares, which totaled approximately $741.9 million as of December 15, 2019, the date of the last grant in the year ended December 31, 2019. As part of the Conversion planned to take place in conjunction with the Offering, the Company anticipates all outstanding preferred shares to be converted to common shares on a one-to-one basis. Preferred shares will not receive any preference in the Conversion, which will enhance the value of the common shares.

***

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the staff has completed its review. We respectfully reserve the right to request that this letter be returned to us at an earlier date.
If you have any questions regarding the foregoing or if I can provide any additional information, please do not hesitate to contact me at (212) 450-4839 or Deanna L. Kirkpatrick at (212) 450-4135.

Very truly yours,

/s/ Yasin Keshvargar
Yasin Keshvargar

cc:	Christopher Martin, Chief Executive Officer
Michael Forer, Chief Financial Officer
Dominique Graz, General Counsel
ADC Therapeutics SA

Mike Foley
Alex Fuhrer
PricewaterhouseCoopers SA

Deanna L. Kirkpatrick
Davis Polk & Wardwell LLP

Richard Segal
Divakar Gupta
Alison Haggerty
Cooley LLP